Exhibit 99.1

Höegh LNG Partners LP Announces Completion of its Acquisition by Höegh LNG Holdings Ltd.

HAMILTON, Bermuda, September 23, 2022 -- Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) announces the completion of its previously announced acquisition by Höegh LNG Holdings Ltd. (“Höegh LNG”), pursuant to which Höegh LNG acquired all of the outstanding common units of the Partnership (the “Common Units”) not already owned by Höegh LNG.

Each Common Unit, other than those owned by Höegh LNG, was automatically converted into the right to receive $9.25 per Common Unit in cash.

The Partnership’s 8.75% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”) will remain outstanding.

The Partnership also announces that it requested that trading of the Common Units on the New York Stock Exchange (the “NYSE”) be suspended before the beginning of trading on September 26, 2022. The Partnership requested that the NYSE file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Common Units on the NYSE and the deregistration of the Common Units. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Partnership intends to suspend its reporting obligations with respect to the Common Units under the United States Securities Exchange Act of 1934, as amended (the Exchange Act”), by filing a Form 15 with the SEC within approximately 10 days. The Partnership’s reporting obligations under the Exchange Act with respect to the outstanding Series A Preferred Units remain unchanged.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, which include, but are not limited to, those found in (i) the Partnership’s Proxy Statement filed as Exhibit (a)(1) to Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the SEC on August 25, 2022, (ii) the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022 and (iii) the Partnership’s Report on Form 6-K for the quarter ended June 30, 2022, filed with the SEC on August 24, 2022.

Contact

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438